                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 12)*

                         Chart House Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   160902102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               JOSEPH M. PAOLUCCI,
                         VICE PRESIDENT, GENERAL COUNSEL
                         EQUITY GROUP INVESTMENTS, L.L.C.
      Two N. Riverside Plaza, Suite 600, Chicago, IL 60606 (312) 466-3885
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 22, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 160902102                13D                        PAGE 2 OF 16 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Samstock, L.L.C.
    36-4156890
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    7,170,066(1)(2)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    778,800
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    7,170,066(1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,170,066(1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46% (3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes 3,775,479 shares of Issuer's Common Stock owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

(2) Includes 2,571,343 Series A Preferred Shares beneficially owned by EGI-Fund
(01) Investors, L.L.C. and includes 44,444 Series A Preferred Shares beneficially owned by F. Philip, Trustee of Blaine Trust which Series A Preferred Shares vote along with the Issuer's Common Stock.

(3) Calculated assuming immediate conversion of all Series A Preferred Shares into Common Stock and based upon 15,590,468 outstanding voting shares, as set forth in Issuer's Amended Registration Statement on Form S-2/A, dated May 31, 2001.

CUSIP NO. 160902102                13D                        PAGE 3 OF 16 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Samstock/ZFT, L.L.C.
    36-3022976
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,391,266 (1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,391,266 (1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     41.0% (3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes 3,775,479 shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

(2) Includes 2,571,343 Series A Preferred Shares beneficially owned by EGI-Fund
(01) Investors, L.L.C. and includes 44,444 Series A Preferred Shares beneficially owned by F. Philip, Trustee of Blaine Trust which Series A Preferred Shares vote along with the Issuer's Common Stock.

(3) Calculated assuming immediate conversion of all Series A Preferred Shares into Common Stock and based upon 15,590,468 outstanding voting shares, as set forth in Issuer's Amended Registration Statement on Form S-2/A, dated May 31, 2001.

CUSIP NO. 160902102                13D                        PAGE 4 OF 16 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Samstock/Alpha, L.L.C.
    36-3002855
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,391,266 (1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,391,266 (1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     41% (3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes 3,775,479 shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

(2) Includes 2,571,343 Series A Preferred Shares beneficially owned by EGI-Fund
(01) Investors, L.L.C. and includes 44,444 Series A Preferred Shares beneficially owned by F. Philip, Trustee of Blaine Trust which Series A Preferred Shares vote along with the Issuer's Common Stock.

(3) Calculated assuming immediate conversion of all Series A Preferred Shares into Common Stock and based upon 15,590,468 outstanding voting shares, as set forth in Issuer's Amended Registration Statement on Form S-2/A, dated May 31, 2001.

CUSIP NO. 160902102               13D                         PAGE 5 OF 16 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    EGI-Fund (01) Investors, L.L.C.
    36-4423704
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    2,571,343 (2)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    2,571,343 (2)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,391,266 (1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,391,266 (1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     41.0%  (3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes 3,775,479 shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

(2)  Includes 2,571,343 Series A Preferred Shares beneficially owned by EGI-Fund
(01) Investors, L.L.C. and includes 44,444 Series A Preferred Shares beneficially owned by F. Philip, Trustee of Blaine Trust which Series A Preferred Shares vote along with the Issuer's Common Stock.

(3) Calculated assuming immediate conversion of all Series A Preferred Shares into Common Stock and based upon 15,590,468 outstanding voting shares, as set forth in Issuer's Amended Registration Statement on Form S-2/A, dated May 31, 2001.

CUSIP NO. 160902102               13D                         PAGE 6 OF 16 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    F. Philip Handy, Trustee of Blaine Trust
    59-6363521

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    00
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Florida
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    44,444
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    44,444
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,391,266 (1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,391,266 (1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     41.0% (3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes 3,775,479 shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

(2) Includes 2,571,343 Series A Preferred Shares beneficially owned by EGI-Fund
(01) Investors, L.L.C. and includes 44,444 Series A Preferred Shares beneficially owned by F. Philip, Trustee of Blaine Trust which Series A Preferred Shares vote along with the Issuer's Common Stock.

(3) Calculated assuming immediate conversion of all Series A Preferred Shares into Common Stock and based upon 15,590,468 outstanding voting shares, as set forth in Issuer's Amended Registration Statement on Form S-2/A, dated May 31, 2001.

CUSIP NO. 160902102               13D                         PAGE 7 OF 16 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          MelChart, L.L.C.
          36-4183204
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,391,266 (1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,391,266 (1)(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     41% (3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes 3,775,479 shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

(2) Includes 2,571,343 Series A Preferred Shares beneficially owned by EGI-Fund
(01) Investors, L.L.C. and includes 44,444 Series A Preferred Shares beneficially owned by F. Philip, Trustee of Blaine Trust which Series A Preferred Shares vote along with the Issuer's Common Stock.

(3) Calculated assuming immediate conversion of all Series A Preferred Shares into Common Stock and based upon 15,590,468 outstanding voting shares, as set forth in Issuer's Amended Registration Statement on Form S-2/A, dated May 31, 2001.

CUSIP NO. 160902102                13D                        PAGE 8 OF 16 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    F. Philip Handy
    ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    3,245
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    26,396 (2)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    3,245
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,411,266 (1)(2)(3)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,411,266 (1)(2)(3)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     41.1% (4)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes 3,775,479 shares owned by all members of the group, in the aggregate. This filing shall not be construed as an admission that such reporting person is the beneficial owner of all such shares.

(2) Includes 20,000 shares of Common Stock and 6,396 Series A Preferred Shares held by the Handy Family Partnership, a family limited partnership, which Mr. Handy is deemed to beneficially own through its corporate general partner. Pursuant to Rule 13d-4, Mr. Handy disclaims beneficial ownership with respect to [19,800] of such shares that are attributable to the limited partners of the Handy Family Partnership.

(3) Includes 2,571,343 Series A Preferred Shares beneficially owned by EGI-Fund
(01) Investors, L.L.C. and includes 44,444 Series A Preferred Shares beneficially owned by F. Philip, Trustee of Blaine Trust which Series A Preferred Shares vote along with the Issuer's Common Stock.

(4) Calculated assuming immediate conversion of all Series A Preferred Shares into Common Stock and based upon 15,590,468 outstanding voting shares, as set forth in Issuer's Amended Registration Statement on Form S-2/A, dated May 31, 2001.

                  ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.
              CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL
           HAVE THE SAME MEANING AS THEY HAVE IN THE SCHEDULE 13D AND
                               AMENDMENTS THERETO.

Item 1.  Security and Issuer

         Item 1 is hereby amended to add the following:

         Pursuant to a Registration Statement on Form S-2/A, dated as of May 31, 2001 (the "Amended Registration Statement"), Issuer registered the pro rata issuance of 3,777,778 rights ("Rights") to purchase 3,777,778 shares of Issuer's 10% series A senior convertible redeemable preferred shares, par value $1.00 per share ("Series A Preferred Shares") in connection with a pro rata rights offering to all stockholders of Issuer ("Rights Offering"). The Series A Preferred Shares are convertible into Issuer's Common Stock at any time at the option of the holder thereof at a conversion price of $2.25 per share. A detailed description of the terms and conditions upon which the Preferred Shares are convertible into Issuer's Common Stock or redeemable by Issuer and other rights and preferences of the Series A Preferred Shares are set forth in Issuer's Amended Registration Statement under the heading "DESCRIPTION OF CAPITAL STOCK - Series A Preferred Shares."

Item 2.  Identity and Background

         Item 2. is hereby amended to add the following:

         EGI-Fund (01) Investors, L.L.C. ("Standby Purchaser") is a Delaware limited liability company. SZ Investments, L.L.C., a Delaware limited liability company ("SZ Investments"), is the managing member of Standby Purchaser. The information previously reported in Appendix A to the Schedule 13D is hereby amended as follows:

The officers of SZ Investments are as follows:

Samuel Zell - President
Donald J. Liebentritt - Vice President
William C. Pate - Vice President
Philip Tinkler - Treasurer
Joseph M. Paolucci - Asst. Secretary
Anne Rafelson - Secretary

The officers and directors of Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust") are as follows:

Bert Cohen is a Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 181 North Carmelina Avenue, Los Angeles, California 90049.

Kellie Zell is a Director of Chai Trust and also works as a homemaker.

Donald J. Liebentritt is the President and a Director of Chai Trust. Mr. Liebentritt is also the President of Equity Group Investments ("EGI").

Leah Zell Wanger is a Director of Chai Trust. Ms. Wanger also co-owner and co-manages Wanger Asset Management, the registered advisor for the Liberty Acorn

Mutual Funds, whose business address is 227 West Monroe Street, Suite 300, Chicago, Illinois 60603.

JoAnn Zell is a Director of Chai Trust.  Ms. Zell is a physician.

Matthew Zell is a Director of Chai Trust. Mr. Zell is also President of Prometheus Technologies, Inc., whose business address is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

Robert M. Levin is a Senior Trust Officer of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

James Bunegar is Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI.

The business address of William Pate, Philip Tinkler, Joseph Paolucci, Chai Trust, Kellie Zell Harper, Donald Liebentritt, JoAnn Zell and James Bunegar is Two North Riverside Plaza, Chicago, Illinois 60606. All of the officers and directors of Chai Trust and SZ Investments are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3. is hereby amended to add the following:

         Pursuant to the exercise of Rights issued in the Rights Offering and pursuant to the terms of the Standby Purchase Agreement, attached as Exhibit 5 to Amendment Number 11 to Schedule 13D, and amended as of May 11, 2001 (collectively referred to herein together with the Standby Purchase Agreement as the "Amended Standby Purchase Agreement"), a copy of which amendment is attached hereto as Exhibit 5.1, EGI-Fund (01) Investors, L.L.C. ("Standby Purchaser") effected the following purchases of Series A Preferred Shares:

_____Date_____             _____Number of Series A Preferred Shares___
June 22, 2001                               1,328,748 (a)
June 27, 2001                               1,242,595 (b)

(a) Series A Preferred Shares purchased by Standby Purchaser pursuant to the exercise of Rights issued to Stockholders pursuant to the Rights Offering and assigned by Stockholders to Standby Purchaser.

(b) Series A Preferred Shares purchased by Standby Purchaser pursuant to obligations under Standby Purchase Agreement in connection with Rights Offering.

         Standby Purchaser acquired a total of 2,571,343 shares of Issuer's Series A Preferred Shares at a per share price of $2.25 for a total purchase price of $5,785,521.75.

All of the above purchases were paid from Standby Purchaser's working capital.

Item 5.  Interest in Securities of the Issuer

         Item 5. is hereby amended to add the following:

(a) and (b) To the best knowledge of the Stockholders, there were 11,812,690 shares of Common Stock issued and outstanding as of May 30, 2001, and assuming that all rights offered in the Rights Offering are fully exercised and all Series A Preferred Shares are immediately converted into Common Stock, the Issuer would have a total of 15,590,468 shares of Common Stock outstanding, each as reported by the Issuer in its Amended Registration Statement. As of the date hereof, the 3,775,479 shares of Common Stock were owned in the aggregate by the Stockholders and 2,571,343 Series A Preferred Shares were owned by Standby Purchaser and 44,444 Series A Preferred Shares were owned by F. Philip, Trustee of Blaine Trust, and as to which they share dispositive power, representing approximately 32.0% of the outstanding Common Stock and, together with the Series A Preferred Shares, 41% of the voting power of the Issuer. Such Common Stock and Series A Preferred Shares are held as follows:


           HOLDERS            COMMON STOCK  SERIES A PREFERRED SHARES
      Standby Purchaser                     0                 2,571,343
      Samstock                      2,471,372                         0
      Samstock/ZFT                    705,808                         0
      Samstock/Alpha                  198,203                         0
      FPH Trustee                     197,879                    44,444
      MelChart                        202,217                         0
                                    ---------                 ---------
                                    3,775,479                 2,615,787

                  TOTAL:                         6,391,266
                                                 =========

In addition to the 3,775,479 shares of Common Stock beneficially owned in the aggregate by the Stockholders, Samstock owns an additional 778,800 shares of Common Stock. Accordingly, Samstock has sole voting and dispositive power with respect to 4,554,279 and 778,800 shares, respectively, and shared dispositive power with respect to 3,775,479 shares of Common Stock and 2,615,787 Series A Preferred Shares. The 4,554,279 shares of Common Stock beneficially owned by Samstock represent approximately 29.2% of the outstanding Common Stock and, together with the Series A Preferred Shares, 46% of the voting power of the Issuer.

         In addition to the 3,775,479 shares of Common Stock beneficially owned in the aggregate by the Stockholders, F. Philip Handy is deemed to beneficially own 3,245 shares and 20,000 shares of Common Stock and 6,396 Series A Preferred Shares personally and as the sole owner of the corporate general partner of the Handy Family Partnership, respectively. Accordingly, Mr. Handy has sole voting and dispositive power with respect to 3,245 shares and has shared voting and dispositive power with respect to 20,000 and 3,795,479 shares of Common Stock and 6,396 Series A Preferred Shares, respectively. Mr. Handy, as Trustee of The Blaine Trust, is deemed to beneficially own 44,444 Series A Preferred Shares in addition to the 3,798,724 shares of Common Stock beneficially owned by Mr. Handy, representing approximately 24.4% of the Common Stock outstanding and, together with the Series A Preferred Shares, 24.7% of the voting power of the Issuer. Pursuant to Rule 13d-4, Mr. Handy disclaims beneficial ownership of 19,800 shares of Common Stock and [_6,396] Series A Preferred Shares that are attributable to the limited partners of the Handy Family Partnership.

Subject to the limitations of the Second Amended Standstill, pursuant to an Amended Stockholders' Agreement, Samstock has the sole power to vote or to direct the vote of the 3,775,479 shares of Common Stock owned in the aggregate by the Stockholders. Each Stockholder has the power to dispose of or to direct the disposition of such Stockholder's shares of Common Stock subject to certain limitations under the Amended Stockholders' Agreement attached as Exhibit 2.4 to Amendment Number 6 to Schedule 13D.

As of the date hereof, neither the Stockholders, nor to the best knowledge of the Stockholders any of the reporting group members or any of the persons listed in Appendix A to the Schedule 13D, owns any shares of Common Stock or Series A Preferred Shares other than shares of Common Stock and Series A Preferred Shares owned by the Stockholders or Standby Purchaser, as the case may be, as described herein, of which one or more of such other persons may be deemed to have beneficial ownership pursuant to Rule 13d-3 of the Exchange Act, and except as follows: (i) Samuel Zell beneficially owns 719 shares of Common Stock and options to purchase 4,151 shares; and (ii) Richard Melman as trustee of the Melman Trust beneficially owns 43,478 shares of Common Stock.

(c) As set forth above in Sections(a) and (b) of this Item 5, during the last 60 days, the following transactions in the Series A Preferred Shares were effected pursuant to the exercise of Rights at a price of $2.25 per share:


____Purchaser____               _____Date_____        Series A Preferred Shares
Standby Purchaser               June 22, 2001                 1,328,748
Handy Family Partnership        June 22, 2001                     6,396
The Blaine Trust                June 22, 2001                    44,444

In addition, the Standby Purchaser purchased 1,242,595 Series A Preferred Shares on June 27, 2001 pursuant to the Amended Standby Purchase Agreement at a price of $2.25 per share.

During the last 60 days, there have been no transactions in the Common Stock effected by the Stockholders, or to the best knowledge of the Stockholders, by any of the reporting group members or the persons listed in Appendix A to the
Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 6 is hereby amended as follows:

         Subordinated Loans

The Issuer, through its subsidiary Chart House, Inc., entered into subordinated financing arrangements with EGI-Fund (00) Investors,L.L.C. ("Fund (00)") and Standby Purchaser, both of which are affiliates of Samstock. Pursuant to these arrangements, the Issuer borrowed $2,000,000 from Fund (00) and was permitted to borrow up to $11,000,000 from Standby Purchaser (each a "Subordinated Loan" and collectively, the "Subordinated Loans"). At the Closing of the transactions contemplated under the Amended Standby Purchase Agreement, using proceeds from the exercise of Rights, a principal payment of $578,527 was made on June 22, 2001 and the outstanding balance of the Subordinated Loan (consisting of principal and accrued interest) from Fund (00) in the amount of $1,697,577 was repaid in full on June 27, 2001. As of June 27, 2001, the outstanding principal balance of the Subordinated Loan from Standby Purchaser was increased to $5,000,000, using proceeds from the exercise of the Rights and reflects accrued interest payments to the Standby Purchaser of $231,807. The Subordinated Loan is unsecured and is subordinated to amounts owing under credit agreements with the Issuer's senior lenders. Borrowings under the Subordinated Loan facilities has been used by the Issuer to pay outstanding amounts due to contractors and complete ongoing restaurant construction and maintenance expenditures, and for working capital purposes. Copies of the financing documents are attached as Exhibits 10.18 through 10.23 of the Issuer's registration statement on Form S-2 filed March 27, 2001 (the "Registration Statement").

         Rights Offering

The terms of the Subordinated Loans required the Issuer to conduct, and the Issuer did conduct, the Rights Offering of the Issuer's Series A Preferred Shares, and to use the gross proceeds from the exercise of the Rights, in part, to repay the Subordinated Loans (provided that up to $5,000,000 of the Subordinated Loans may remain outstanding after application of the gross proceeds).

         In connection with the Rights Offering, Standby Purchaser agreed under the Amended Standby Purchase Agreement to act as a standby purchaser of the Series A Preferred Shares to ensure that up to $8.5 million in gross proceeds were raised. Under the agreement, Standby Purchaser purchased, at the same price offered to the Issuer's stockholders, all 1,242,595 Series A Preferred Shares not subscribed for by the stockholders in the Rights Offering, including pursuant to basic subscription rights and any oversubcription rights.

In connection with the Rights Offering and pursuant to the Amended Standby Purchase Agreement, Standby Purchaser designated an additional director to Issuer's Board of Directors.

Under the Amended Standby Purchaser Agreement, as compensation for Standby Purchaser's commitments thereunder, the Issuer paid to Standby Purchaser a fee of $400,000 and an unused credit line fee of $329,619 at the closing of the Rights Offering, and reimbursed Standby Purchaser and Fund (00) for their transaction fees and expenses related to the Rights Offering and Subordinated Loans, in the aggregate amount of $131,585. In addition, Issuer paid to EGI, an affiliate of Stockholders and Standby Purchaser, accrued investment advisory fees of $187,500.

Under the Standby Purchase Agreement, the Issuer has granted to Standby Purchaser certain rights to require the Issuer to register the Series A Preferred shares (and the shares of common stock into which they are convertible) purchased by Standby Purchaser and its affiliates.

         Approval by Special Committee

         A Special Committee comprised of disinterested and independent members of the Issuer's Board of Directors unanimously approved the Subordinated Loans and Standby Purchase Agreement described above. The Special Committee was advised by independent legal counsel and received a written opinion of Duff & Phelps LLC, its financial advisor, concerning the fairness of the Rights Offering.

                                   SIGNATURES

         After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED: July __, 2001



                                SAMSTOCK, L.L.C.



                                By:  /s/  Donald J. Liebentritt
                                     ----------------------------

                                Its: Vice President



                                SAMSTOCK/ZFT, L.L.C.



                                By:  /s/  Donald J. Liebentritt
                                     ----------------------------

                                Its: Vice President


                                EGI Fund (01) Investors, L.L.C.



                                By:  /s/  Donald J. Liebentritt
                                     ----------------------------

                                Its: Vice President




                                SAMSTOCK/ALPHA, L.L.C.



                                By:  /s/  Donald J. Liebentritt
                                     ----------------------------

                                Its: Vice President



                                /s/ F. Philip Handy
                                ----------------------------

                                F. Philip Handy



                                /s/ F. Philip Handy
                                ----------------------------

                                F. Philip Handy, as Trustee of the Blaine Trust



                               MELCHART, L.L.C.



                               By:  /s/ Richard Melman
                                    ----------------------------

                                    Richard Melman, its manager, by Donald J.
                                    Liebentritt under Power of Attorney

                                  EXHIBIT INDEX

EXHIBIT NUMBER      DESCRIPTION
--------------      -----------


     1              Stock Purchase and Sale Agreement, dated as of March 10,
                    1997*

     1.1            Distribution and Contribution Agreement, dated as of October
                    1, 1997*

     1.2 Stock Purchase and Sale Agreement, dated as of October 1, 1997 (MelChart)*

     1.3            Stock Purchase and Sale Agreement, dated as of October 1,
                    1997 (Rivera)*

     2              Standstill Agreement, dated as of March 10, 1997*

     2.1            Amended and Restated Standstill Agreement, dated as of
                    October 1, 1997*

     2.2            Stockholders' Agreement, dated as of October 1, 1997*

     2.3 Second Amended and Restated Standstill Agreement, dated as of March 31, 1999*

     2.4            Amended and Restated Stockholders' Agreement, dated as of
                    March 31, 1999*

     2.5            EGI - Chart House Joinder dated as of December 10, 1999*

     3              Option Agreement, dated as May 12, 1997*

     3.1            Amended and Restated Option Agreement, dated as of October
                    1, 1997*

     3.2 Second Amended and Restated Option Agreement, dated as of December 10, 1999*

     4              Share letter, dated July 29, 1997*

     5              Standby Purchase Agreement, dated as of March 26, 2001*

     5.1            Amendment to Standby Purchase Agreement, dated as of May 11,
                    2001**

     24             Power of Attorney, dated June 30, 2000*

* Previously filed.
** Filed herewith

                                  EXHIBIT INDEX


EXHIBIT NUMBER      DESCRIPTION
--------------      -----------

     5.1            Amendment to Standby Purchase Agreement, dated as of May 11,
                    2001